

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

September 12, 2006

Mr. John O. Muse
Executive Vice President – Finance and Administration
Darling International Inc.
251 O'Connor Ridge Blvd., Suite 300
Irving, Texas 75038

> **Re: Darling International Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 16, 2006**
> **Response Letter Dated August 18, 2006**
> **File No. 1-13323**

Dear Mr. Muse:

We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

Results of Operations

Fifty-two Week Fiscal Year Ended December 31, 2005 ("Fiscal 2005") Compared to Fifty-two Week Fiscal Year Ended January 1, 2005 ("Fiscal 2004")

Income Taxes, page 30

Critical Accounting Policies, page 38

1.   We have considered your response to our prior comments number one, two and six in our letter of August 8, 2006. SEC staff policy does not allow a Registrant to decide which disclosure issues will be remedied by current or future compliance. Please revise your filing to include the income tax and critical accounting policy disclosures you have agreed to make in future filings.

Note 14 – Contingencies, page 71

2.   We have considered your response to our prior comment number five.   Your disclosure indicates your lawsuits and claims are "not likely" to affect financial position, and "could potentially" have a material impact on your results of operations in any one year, but you do not quantify the potential amount of such loss. Disclosure of the amount of potential environmental remediation liabilities under Statement of Position (SOP) 96-1, paragraph 156, and similar disclosure of other loss contingencies under SOP 94-6, paragraphs 12 through 14, is required if it is at least reasonably possible such loss will occur in the near term and such amounts would be material.

Revise this footnote to disclose the amount of material loss contingencies that you deem to be reasonably possible or tell us why such disclosure is not needed. Revise footnote 1(b) to address your policy with regard to disclosure of reasonably possible loss contingencies in accordance with these standards, as well as Statement of Financial Accounting Standards 5.

Closing Comments

      You may contact Gary Newberry at (202) 551-3761, or Kimberly Calder at (202) 551-3701, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

                                        Sincerely,

                                        April Sifford
                                        Branch Chief